March 27, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Announces Two Major Developments at La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program in the “Mina La Preciosa” and “La Preciosa Norte” sectors on La Preciosa Project in Durango, Mexico.

1)

Orko Silver Drills 3.92 m of greater than One Kilogram/tonne Silver Equivalent

Of particular note is a new substantial width and grade intercept of the Abundancia Vein in “La Preciosa Norte” sector in hole BP06-78. It yielded 6.45 metres true width grading 640.6 g/t Ag and 1.101 g/t Au, for a Silver-Equivalent of 706.7 g/t including 3.92 metres true width grading 981.3 g/t Ag and 1.585g/t Au for a Silver-Equivalent of 1,076.4 g/t. This sector was not included in the previously released Inferred Resource Estimate (13 March 2007).

La Preciosa Norte Sector

BP06-78

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	374.40	381.52	7.12	6.45	1.101	640.6	706.7
Includes	374.40	378.73	4.33	3.92	1.585	981.3	1,076.4
Includes	375.81	378.13	2.32	2.10	1.530	1,242.2	1,334.0

Hole BP06-78 was drilled in La Preciosa Norte sector, 200 m east of hole BP05-14, azimuth 070o, dip -45o, on mine-section 15,700 N.

2)

Orko Silver Discovers Major New Vein Approaching 10 metres True Width

Mina La Preciosa Sector

The Company is also pleased to report that multiple new veins at depth have been intersected in BP06-77, including one, now named the Martha Vein, with a major thickness of 9.97 metres true width grading gold 0.339 g/t and silver 249.5 g/t for a silver-equivalent of 269.8 g/t. This discovery will alter future drill hole planning for deeper holes.

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2
Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com

BP06-77

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Abundancia	116.44	120.51	4.07	3.69	0.152	146.8	155.9
Includes	116.77	119.83	3.06	2.77	0.138	170.6	178.9

Unnamed	380.66	380.86	0.20	0.19	0.657	1,620.0	1,659.4

Unnamed	401.74	405.47	3.73	3.51	0.361	130.6	152.3
Includes	401.74	404.45	2.71	2.56	0.428	157.1	182.8

Marthita	426.79	429.58	2.79	2.62	0.360	325.8	347.4
Includes	427.04	427.34	0.30	0.28	0.660	1,980.0	2,019.6

Martha	434.89	445.50	10.61	9.97	0.339	249.5	269.8
Includes	438.52	445.50	6.98	6.56	0.390	296.4	319.8
Includes	442.65	445.50	2.85	2.68	0.415	490.0	514.9

Hole BP06-77 was drilled from the northern side of La Preciosa Ridge, azimuth 090o, dip -45o, on mine-section 15,400 N.

Gary Cope, President of Orko, adds, “The increasing grade and thickness of the intercept in the Abundancia Vein and the discovery of a major new vein with a true width approaching 10 meters coupled with substantial grade represent major steps forward at La Preciosa for Orko Silver. These new results were not included in our recently released 43-101 compliant Inferred Resource Estimate which only included results up to hole 76. Given that we are currently drilling holes 105 and 106, we anticipate adding the results of at least 30 additional holes in our next resource estimate. These new developments only serve to increase our confidence level that our minimum goal at La Preciosa will be achieved.”

Current Inferred Resource Estimate (March 13, 2007)

Cut-off Tonnes	Ag	Au (g/t)	Ag-Eq (g/t)	Contained Ag-Eq grams	Contained Ag-Eq ounces
Grade	(g/t)

100 g/t 5.72 million	192.9	0.345	213.3	1,223 million	39.3 million
150 g/t 4.39 million	229.9	0.396	253.7	1,114 million	35.8 million

BP06-76

The Company also wishes to report on further results from a previously released hole. The top half of BP06-76 was previously announced on March 5th, 2007 and the lower Luz Elena Vein intercept is announced below.

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed *	129.44	129.65	0.21	0.21	0.654	450.0	489.2

Abundancia*	155.25	161.34	6.09	6.00	0.455	217.5	244.8
Includes*	155.25	159.61	4.36	4.29	0.526	258.8	290.4
Includes*	155.25	156.21	0.96	0.94	1.665	386.3	486.2

Luz Elena	315.77	317.43	1.66	1.58	0.706	236.2	278.5

* Previously released

Hole BP06-76 was drilled from the west side of La Preciosa Ridge, azimuth 090o, dip - 45o, on mine-section 15,000 N. .

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at www.orkosilver.com. Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is an aggressive exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .